Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

BEERMKR Inc.
4949 Broadway St, Unit 110
Boulder, CO 80304
https://beermkr.com/

Up to $2,499,980.86 in Class B Common Stock at $5.98
Minimum Target Amount: $9,998.56

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: BEERMKR Inc.
Address: 4949 Broadway St, Unit 110, Boulder, CO 80304
State of Incorporation: DE
Date Incorporated: April 07, 2021

Terms:

Equity

Offering Minimum: $9,998.56 | 1,672 shares of Class B Common Stock
Offering Maximum: $2,499,980.86 | 418,057 shares of Class B Common Stock
Type of Security Offered: Class B Common Stock
Purchase Price of Security Offered: $5.98
Minimum Investment Amount (per investor): $197.34

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Audience-Based:

10% bonus shares for existing customers and previous investors.

Time-Based:

Friends and Family Early Birds

Invest within the first 72 hours and receive 15% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive 10% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive 5% bonus shares.

Amount-Based:

$500+ | Tier 1

Invest $500+ and receive a $50 Gift Card (Equivalent to 2-3 Free MKRKITs or a Swag Pack)

$1,000+ | Tier 2

Invest $1,000+ and receive a $100 Gift Card (Equivalent to 5-6 Free MKRKITs).

$2,500+ | Tier 3

Invest $2,500+ and receive a $300 Gift Card (Equivalent to 16-18 Free MKRKITs, or ½ of a BEERMKR).

$5,000+ Tier 4

Invest $5,000+ and receive a $650 Gift Card or Free BEERMKR (Equivalent to 35-40 MKRKITs or a free BEERMKR) +3% bonus shares.

$10,000+ | Tier 5

Invest $10,000+ and receive a $650 Gift Card or Free BEERMKR (Equivalent to 35-40 MKRKITs or a free BEERMKR) +6% bonus shares.

$25,000+ | Tier 6

Invest $25,000+ and receive a $650 Gift Card or Free BEERMKR (Equivalent to 35-40 MKRKITs or a free BEERMKR) +9% bonus shares.

**All perks occur when the offering is completed.*

The Company and its Business

Company Overview

Beermkr, Inc. ("BEERMKR" or the "Company"), designs, manufactures and sells beer brewing machines for consumers. We also process and sell beer brewing ingredients for use with our hardware. Our hardware is manufactured by our contract manufacturing partner in China. Our software entails firmware, front end (website and app), and backend, all of which have been deployed and are operational, and have been developed by engineers employed by BEERMKR.

We originally incorporated as BrewJacket Inc. in 2013 and had our first successful Kickstarter for our first product (BrewJacket Immersion) in 2014, which was awarded a patent from the USPTO (patent number US9423163B2). We relocated to Colorado in 2014 and began shipping the BrewJacket Immersion to backers in 2015. We had our second successful Kickstarter 2016 for the BrewJacket Immersion Pro and shipped that product to backers in December 2016. In April 2017 we raised a seed round with Sage V Foods Ventures and transferred all company assets and liabilities from BrewJacket Inc. to the new company, BrewJacket LLC, as a result of that raise. The three original founders still hold shares in BrewJacket Inc., which in turn owns a percentage of BrewJacket LLC along with Sage V Foods Ventures.

Over the next two years, the BEERMKR product was developed and two additional patents were filed comprising the overall system design and preparation of Steam Hops. BEERMKR had a successful Kickstarter in 2018 and delivered it to backers in December of 2020. In April 2021 BrewJacket LLC converted to a C-Corp named BEERMKR, Inc. to be compatible with regulation CF fundraising.

Since launching the BEERMKR product, we have shipped over 2,000 BEERMKRs and over 15,000 MKRKITs.

Competitors and Industry

Industry

We believe BEERMKR has the ability to disrupt the USA domestic beer market, which was sized at $100b in 2021. The current market for homebrewing devices and materials was sized at $1b according to a study by the American Homebrewers Association (https://www.brewersassociation.org/press-releases/study-1-1-million-americans-homebrew-beer/) and BYO Magazine. The AHA reported 1.1m homebrewers exist in the USA and BYO Magazine found their readership, which is entirely homebrewers, spends on average $944 per year on supplies and equipment, resulting in a $1b market size. We believe BEERMKR's ease of use and quality results can dramatically expand the market for at-home brewing devices and supplies beyond the current $1b market size.

Competitors

Our only comparable brewer is the MiniBrew from the Netherlands and it is not available in the USA and costs €1300, more than double the price of our product. Both companies target a mix of brand new brewers and existing brewers as an easy way to enter the home beer brewing space with high-quality, customizable results using all-grain brewing methods.

Based on our research, other cheap brewing kits that target the brand new brewer include Mr. Beer and Craft-a-Brew which use extracts and are not customizable and do not produce high-quality beer. An expensive version is the BrewArt BeerDroid by Coopers and it uses the same extract model but it manages the fermentation allowing for higher quality results but at a cost of $500.

There are also manual all-grain brewing machines such as the Grainfather, Robobrew, and others, and are designed for current hobbyist brewers and allow for easier management of the hot side of brewing but do not manage the equally important cold side.

Current Stage and Roadmap

Current Stage

Our company was in R&D mode with BEERMKR from 2017 to 2020. While we had our BrewJacket Immersion Pro in active sales mode on the market, the added cost of engineering expense to develop BEERMKR was higher than our operations alone would allow. Therefore we took on investment from Sage V Foods Ventures to finance the development of BEERMKR.

We launched a Kickstarter campaign for BEERMKR in 2018 which sold 1000 units. These BEERMKRs were delivered in December of 2020. These Kickstarter backers helped us identify the issues remaining to be addressed, from a software and UX standpoint as well as from a hardware use standpoint to reach a now-polished product with a high degree of reliability. We are now in normal sales operations with BEERMKR with over 2,000 BEERMKRs shipped.

Roadmap

Our future goals all center around selling more BEERMKRs. This includes planning on bringing in guest brewers to release their own brewery-branded MKRKITs (expected Fall 2022), expanding the education section on the app with brewing classes taught by professional brewers (expected Summer 2023), and plans for increasing recurring revenue through subscription services that ensure the customer always has a MKRKIT to brew (expected Spring 2023).

The Team

Officers and Directors

Name: Aaron Walls

Aaron Walls's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO & Director
  Dates of Service: January 21, 2013 - Present
  Responsibilities: Build and manage an organization that can successfully scale into a growth company. Annual salary of $65,000.

Name: Matthew Goff

Matthew Goff's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CTO & Director
  Dates of Service: January 21, 2013 - Present
  Responsibilities: Oversight of all technical engineering aspects of BEERMKR: mechanical, electrical, front end, back end, firmware, assembly, QA. Annual salary of $99,000.

Name: Brett Vegas

Brett Vegas's current primary role is with Sage V Foods. Brett Vegas currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CMO & Director

Dates of Service: April 20, 2017 - Present
Responsibilities: Manage all marketing efforts. Brett does not receive a salary.

Other business experience in the past three years:

- **Employer:** Sage V Foods
  Title: Marketing Director
  Dates of Service: October 01, 2016 - Present
  Responsibilities: Managing marketing execution, brand strategy, innovation and business development for Sage V Food's family of brands.

Name: Victor (Pete) Vegas

Victor (Pete) Vegas's current primary role is with Sage V Foods. Victor (Pete) Vegas currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Advisor & Chairman of the Board of Directors
  Dates of Service: April 20, 2017 - Present
  Responsibilities: Pete supports the management team with advice and capital as the lead investor in BEERMKR. Victor (Pete) does not receive a salary.

Other business experience in the past three years:

- **Employer:** Sage V Foods
  Title: President, Owner
  Dates of Service: January 01, 1996 - Present
  Responsibilities: Overall responsibility for the health and growth of the company.

Name: Eric Mazula

Eric Mazula's current primary role is with Sage V Foods. Eric Mazula currently services .25 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Secretary
  Dates of Service: April 07, 2021 - Present
  Responsibilities: Board of Directors position, maintains company minutes, and can vote as a representative of Sage V Ventures. Eric does not receive a salary.

Other business experience in the past three years:

- **Employer:** Sage V Foods
  Title: Controller / CFO
  Dates of Service: May 01, 2015 - Present
  Responsibilities: Oversee financial operations of Sage V Foods

Other business experience in the past three years:

- **Employer:** Mazula & Co LLC
  Title: Principal
  Dates of Service: August 01, 2020 - Present
  Responsibilities: Financial consulting principal

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class B Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed

companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Class B Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the beverage appliance industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Class B Common Stock in the amount of up to $5m in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Class B Common Stock. In addition, if we need to raise more equity capital from the sale of Class B Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We are reliant on one main type of service
The future health of our company is entirely dependent on selling BEERMKR hardware and of the customers of the BEERMKR hardware purchasing MKR KITs on a regular basis. If we are unable to sell BEERMKR hardware or if the owners of the BEERMKR hardware decide not to continue purchasing MKRKITs from us, we will not succeed as a company.

Minority Holder; Securities with No Voting Rights
The Class B Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will

be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common shares we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities as well as traditionally packaged beer, wine, and spirits. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits

Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. BEERMKR has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns dozens of trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on BEERMKR or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on BEERMKR could harm our reputation and materially negatively impact our financial condition and business.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
BrewJacket, Inc. (40% Aaron Walls, 35% Matthew Goff, and 25% Evgeniy Tkachenko)	800,000	Class A Common Stock	38.89%
Sage V Food Ventures, LLC (70% owned by Pete Vegas through Sage V Foods; managed by Pete)	857,197	Class A Common Stock	41.67%
Pete Vegas	326,540	Class A Common Stock	15.87%
Brett Vegas	22,900	Class A Common Stock	1.11%

The Company's Securities

The Company has authorized Class A Common Stock, and Class B Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 418,057 of Class B Common Stock.

Class A Common Stock

The amount of security authorized is 2,194,050 with a total of 2,006,637 outstanding.

Voting Rights

1 vote per share.

Material Rights

The Class A Common Stock and the Class B Common Stock, together, are the "Common Stock".

<u>Dividends:</u> The holders of the Class A Common Stock and the holders of the Class B Common stock shall be entitled to receive, on a pari passu basis, when and as declared by the Board of Directors, our of any assets of the Company legally available therefor, such dividend as may be declared from time to time by the board of Fiectrores; provided, however, that in the event that such dividends are paid in the form of shares

of Common Stock or rights to acquire Common Stock, the holders of shares of Class A Common Stock shall receive shares of Class A Common Stock or rights to acquire shares of Class A Common Stock, as the case may be, and the holders of shares of Class B Common Stock shall receive shares of Class B Common Stock or rights to acquire shares of Class B Common Stock, as the case may be.

Liquidation Rights: In the event of the voluntary o involuntary liquidation, dissolution, distribution of assets or winding up of the Company, the holders of Class A Common Stock and the holders of Class B Common Stock shall be entitled to share equally, on a per share basis, in all assets of the Company of whatever kind available for distribution to the holders of Common Stock.

Voting: Each holder of shares of Class A Common Stock shall be entitled to one (1) vote for each share of Class A Common Stock held as of the applicable date on any matter that is submitted to a vote or for the consent of the stockholders of the Company. The number of authorized shares of either class of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of capital stock of the Company representing a majority of the votes represented by all outstanding shares of capital stock of the Company entitled to vote, voting as a single class on an as-converted basis.

Equal Status: Except as expressly provided in the above, Class A Common Stock and Class B Common Stock shall have the same rights and privileges and rank equally, share ratably and be identical in all respects as to all matters.

Class B Common Stock

The amount of security authorized is 547,366 with a total of 50,340 outstanding.

Voting Rights

There are no voting rights associated with Class B Common Stock.

Material Rights

The Class A Common Stock and the Class B Common Stock, together, are the "Common Stock".

Dividends: The holders of the Class A Common Stock and the holders of the Class B Common stock shall be entitled to receive, on a pari passu basis, when and as declared by the Board of Directors, our of any assets of the Company legally available therefor, such dividend as may be declared from time to time by the board of Fiectrores; provided, however, that in the event that such dividends are paid in the form of shares of Common Stock or rights to acquire Common Stock, the holders of shares of Class A Common Stock shall receive shares of Class A Common Stock or rights to acquire shares of Class A Common Stock, as the case may be, and the holders of shares of Class B Common Stock shall receive shares of Class B Common Stock or rights to acquire shares of Class B Common Stock, as the case may be.

Liquidation Rights: In the event of the voluntary o involuntary liquidation, dissolution, distribution of assets or winding up of the Company, the holders of Class A Common Stock and the holders of Class B Common Stock shall be entitled to share equally, on a per share basis, in all assets of the Company of whatever kind available for distribution to the holders of Common Stock.

Voting: Shares of Class B Common Stock shall be non-voting shares. The number of authorized shares of either class of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of capital stock of the Company representing a majority of the votes represented by all outstanding shares of capital stock of the Company entitled to vote, voting as a single class on an as-converted basis.

Equal Status: Except as expressly provided in the above, Class A Common Stock and Class B Common Stock shall have the same rights and privileges and rank equally, share ratably and be identical in all respects as to all matters.

What it means to be a minority holder

As a minority holder of common stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** LLC unit shares
  Final amount sold: $500,000.00
  Use of proceeds: R&D materials and wages
  Date: April 20, 2017
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** LLC unit shares
  Final amount sold: $500,000.00
  Use of proceeds: R&D wages and materials
  Date: May 10, 2018
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** LLC unit shares
  Final amount sold: $460,000.00
  Use of proceeds: plastic injection molds, inventory, operations
  Date: December 30, 2019
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** LLC unit shares
  Final amount sold: $500,000.00
  Use of proceeds: working capital, inventory
  Date: June 11, 2020
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** LLC unit shares
  Final amount sold: $500,000.00
  Use of proceeds: working capital, inventory, operations
  Date: September 25, 2020
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Class B Common Stock
  Type of security sold: Equity

Final amount sold: $457,661.00
Number of Securities Sold: 50,340
Use of proceeds: Operations and marketing
Date: November 03, 2021
Offering exemption relied upon: Regulation CF

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

2021 was our first full year of operations and we netted $748,490 in revenue after credit card processing fees and Amazon fees. This was the result of sales of 1,015 BEERMKRs, 8,761 MKRKITs and MKRKIT-ingredient equivalents. Compared to 2020, this was a massive improvement as $358,461 of the reported $485,736 was attributable to our Kickstarter and $127,275 were attributed to pre-sales, holiday sales, and sales of our Immersion Pro product.

Cost of revenue is high in both 2020 and 2021. This is the result of fixing early product problems in the field. While BEERMKR and MKRKITs had 42% and 58% gross margins respectively, the added expense warranty repairs and air shipping from China on a number of parts harmed our gross margins. This situation was focused primarily on the first build of BEERMKRs from 2019/2020. Our second batch of BEERMKRs built in 2021 incorporated all of the fixes we implemented in the field for the 2019/2020 batch and we have subsequently seen a far lower warranty instance with these new 2021 BEERMKRs.

General and administrative expense is our largest expense category, as it includes payroll, rent, and the other overhead items necessary for running a business of our makeup. In both 2020 and 2021, this category saw a lot of subcontractor and W2 employee development costs. 2021 saw a reduction in R&D as the product needed less development in 2021 compared to 2020.

Sales and marketing expenditures saw an increase in 2021 compared to 2020. In 2020, we only advertised for 2 months, November and December. In 2021, we advertised for all 12 months of the year and spent $153,317 to generate $748,490 in sales. In 2020, the marketing spend of $20,237 generated $127,275 in revenue.

Historical results and cash flows:

Our operating loss of $1,051,294 in 2021 was financed in part through funds raised during our StartEngine campaign in 2021 as well as inventory financed through an inventory loan by Sage V Ventures. Our loss of $1,165,198 in 2020 was financed in part through equity sold to early investors.

It is management's belief that losses of this magnitude will not continue into future years of operations. A large portion of our expenses are fixed in nature and as we scale our marketing budget, only our variable costs associated with sales will see in-kind increases. Per our use of funds, we are budgeting a modest increase to our working capital to support an outsized increase to our sales that will result from a marketing budget capable of scaling our company. Last year we generated $748,490 on $153,317 in marketing spend. If we raise the full amount of $2.5M and are able to contribute 65% of that to marketing spend, we should see our sales lift considerably.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of July 2022, the company has $65,000 in cash on hand, and existing shareholders are willing and able to contribute to the company's working capital requirements.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds acquired through this raise will be critical to the operations of the company.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

This campaign is necessary to secure the viability of our company moving forward.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

The minimum amount raised will secure operations through the end of the year, but will not allow us to scale the company in the manner outlined with a $2.5M goal. If we only raise the minimum, all funds received not earmarked as Start Engine fees will go towards purchasing inventory for the holidays and beyond.

How long will you be able to operate the company if you raise your maximum funding goal?

Marketing 65%, Working Capital 10% Inventory 20%, StartEngine Platform Fees 5%

If our maximum funding goal is achieved, our projections show a possibility of achieving positive net income by 4Q 2024. This is made possible through a sizable investment in marketing. We will hire two new marketing positions, one sales associate and one marketing director. These two new positions will be tasked with executing paid marketing dollars on platforms like Google, Meta, and TikTok, as well as TV, festivals, and other on-the-ground beer shows.

A 10% of funds will be used for working capital. This will get us a larger warehouse and additional warehouse staff to support the additional sales driven by marketing.

20% of funds will be used to purchase inventory. BEERMKRs and MKRKITs are capital intensive, but as we sell product, we receive that cost back as well as margin. Therefore this 20% use of funds category will generate an inventory flywheel which can prevent us from running out of stock while scaling our sales.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

If we achieve our maximum funding goal of $2.5M we will be well positioned to possibly achieve cash flow break-even, enabled by our MKRKIT sales into a now large install base of BEERMKRs. In the event we choose to continue funding growth instead of balancing our spending to achieve profitability, a Series A / Reg A funding round will be required.

If we only raise our minimum, we will need to close additional funding round by the end of 2022.

Indebtedness

- **Creditor:** Fundbox
  Amount Owed: $65,000.00
  Interest Rate: 20.0%
  Maturity Date: November 30, 2022
  Fundbox is a short term lender that has weekly repayments. These repayments are largely funded through sales.

- **Creditor:** Shopify Capital
  Amount Owed: $57,553.00
  Interest Rate: 13.0%
  This debt does not have a maturity date or an interest rate. They charge a fixed fee and repayment is tied to sales through the shopify platform and as our company makes a sale, shopify will remit a percentage of the sale for repayment of the loan. The interest rate listed is an estimate.

- **Creditor:** Stripe Capital
  Amount Owed: $18,665.00
  Interest Rate: 17.0%
  This debt does not have a maturity date or an interest rate. They charge a fixed fee and repayment is tied to sales through the stripe platform and as our company makes a sale, stripe will remit a percentage of the sale for repayment of the loan. The interest rate listed is an estimate.

- **Creditor:** Sage V Ventures
  Amount Owed: $150,000.00
  Interest Rate: 15.0%
  There is no maturity date associated with this loan.

- **Creditor:** Sage V Ventures
  Amount Owed: $401,350.00
  Interest Rate: 12.0%
  Collateralized with 1200 BEERMKRs and 1500 BEERTAPs. No maturity date.

Related Party Transactions

- **Name of Entity:** Sage V Ventures
  Names of 20% owners: Victor P. Vegas
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: This was an operations loan from Sage V Ventures in December 2020
  Material Terms: $150,000 principal, 15% repayment, no maturity date.

- **Name of Entity:** Sage V Ventures
  Names of 20% owners: Victor P. Vegas
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Inventory loan from Sage V Ventures.
  Material Terms: $401,350, due to convert to equity upon successful raise of $2.5M.

Valuation

Pre-Money Valuation: $12,300,722.46

Valuation Details:

The Company determined its pre-money valuation of $12,300,722.46 based on 2,056,977 fully-diluted outstanding shares multiplied by its price per share of $5.98. An analysis of several additional factors, including the value of its assets, the amounts already invested to develop the Company to its current stage, and its prior 12-months sales history, have also been considered:

• Inventory, injection molds, and tooling: $1m

• Cost for another company to develop BEERMKR from scratch: $4m-$7m

• 2-6x trailing twelve months sales: $1.6m-$4.8m

• Total Pre-Money Range: $6.6m - $12.8m

This valuation is a range constructed from our company balance sheet, income sheet, company history, and what the market expects based on sales for similar revenue numbers. For the first part of our valuation, we will take the $1m in inventory, injection molds, and tooling, and add that to our overall value as those are physical goods that are a store of value.

Second, we will take the cost for another company to develop BEERMKR from scratch. We estimate this to be between $4m and $7m. This is similar to the amount we spent to develop BEERMKR, including work from our own employees, cost of materials, cost of subcontractors, rent while we developed, and so on. It took a team of 5 full-time employees and 4 subcontractors 4 years to develop and ship BEERMKR.

Next, we take the revenue multiple of trailing twelve months' sales. In 2021 we achieved $807,067 in sales before fees from Amazon, Shopify, and Stripe. The multiple used is dependent on what similar, but more mature, companies have raised in the past. According to https://www.eval.tech/valuation-multiples-by-industry companies in beverage manufacturing, food, and kindred products, etc, have a range between 2x and 6x. These multiple are good for mature companies and cannot be used for companies as young as we are, so we can add those as a component of the valuation to understand what our value could be if we were more homogenous.

The reason you can't just take the 2x-6x multiple is that you must also consider our recurring sales data and the considerable assets we hold like injection molds, patents, inventory, all of our custom code (app, firmware, backend), our customer use data, and so on. This is the stuff that really separates us from a traditional company and throws up major financial barriers for a competitor to come in and develop a competing system. We are also much smaller than any of these companies represented on the google-able valuation websites.

As such companies in the startup stage often use larger revenue multiples to take into account these intangibles and expectations of future growth. Companies in our stage with recurring revenue and a highly defensible product often see multiples in the 10x-20x range. These multiples are from private transactions of startups and Series A investors.

Conclusion

Based on the Company's fully-diluted outstanding shares of 2,056,977 multiplied by its price per share of $5.98, along with the above analysis of additional factors, it feels that the pre-money valuation of $12,300,722.46 is both reasonable and accurate.

Disclaimers:

The Company set its valuation internally, without a formal-third party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) no preferred stock has been authorized or issued; (ii) all outstanding options, warrants, and other securities with a right to acquire shares, if any, are exercised; and (iii) there are no shares reserved for issuance under a stock plan.

Use of Proceeds

If we raise the Target Offering Amount of $9,998.56 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.0%
- *StartEngine Service Fees*
  50.0%
  Fees for certain services provided by StartEngine.
- *Inventory*
  45.0%
  We purchase raw materials to produce MKRKITs as well as BEERMKRs. Our minimum funding goal will allow us to purchase these critical raw materials for operating our company.

If we raise the over allotment amount of $2,499,980.86, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.0%
- *Marketing*
  65.0%
  A bulk of this raise will go towards marketing, including two new roles at the company, a Sales and Marketing Manager, and a Marketing Associate. Coupled

with media spend, PR spend for earned media, and special projects, the creation of this marketing department will allow BEERMKR to get more machines out into the world.

- *Working Capital*
  10.0%
  Additional operations staff and a larger facility will be required to support additional sales. This involves personnel for MKRKIT construction, hop steaming, grain packing, and shipping and receiving.

- *Inventory*
  20.0%
  With the additional sales volume added by our increased marketing spend, our inventory spend will need to increase in tandem. The current market conditions in manufacturing and logistics see extra lead time added to components as well as extra time in transit, so we will need to hold additional inventory in supply to ensure consistent stock of machines.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://beermkr.com/ (beermkr.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not

exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/beermkr

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR BEERMKR Inc.

[See attached]

BEERMKR, Inc.

FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2021, AND 2020

(Audited)

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

Page

INDEPENDENT ACCOUNTANT'S AUDIT REPORT 1

FINANCIAL STATEMENTS:

Balance Sheet 3

Statement of Operations 4

Statement of Changes in Members' Equity 5

Statement of Cash Flows 6

Notes to Financial Statements 7

INDEPENDENT ACCOUNTANT'S AUDIT REPORT

To the Board of Members
BeerMKR, Inc.
Boulder, Colorado

Opinion

We have audited the financial statements of BeerMKR, Inc., which comprise the balance sheets as of December 31, 2021, and December 31, 2020, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of BeerMKR, Inc. as of December 31, 2021, and December 31, 2020, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of BeerMKR, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about BeerMKR, Inc.'s ability to continue as a going concern for period of twelve months from the end of the year ended December 31, 2021.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of BeerMKR, Inc.'s internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about BeerMKR, Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Going Concern

As discussed in Note 12, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

July 4, 2022
Los Angeles, California

As of December 31,	2021	2020
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$ 92,014	$ 14,967
Inventories	252,112	400,526
Total current assets	**344,126**	**415,493**
Property and equipment, net	335,419	449,459
Intangible assets, net	-	-
Total assets	**$ 679,545**	**$ 864,951**
LIABILITIES AND MEMBERS' EQUITY		
Current Liabilities:		
Credit card	6,962	$ 3,321
Accounts payable	23,565	23,566
Line of Credit	89,372	32,162
Current portion of loans	12,033	120,117
Other current liabilities	66,060	12,768
Total current liabilities	**197,992**	**191,933**
Non-current portion of loans	620,165	150,000
Total liabilities	**818,157**	**341,933**
MEMBERS' EQUITY		
Members Equity	-	523,018
Class A Common Stock	201	-
Class B Common Stock	5	-
Additional paid-in capital	2,996,229	-
Retained earnings/(Accumulated Deficit)	(3,135,047)	-
Members' equity	**(138,612)**	**523,018**
Total liabilities and members' equity	**$ 679,545**	**$ 864,951**

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,	2021	2020
(USD $ in Dollars)		
Net revenue	$ 748,490	$ 485,736
Cost of revenue	733,547	572,353
Gross profit	14,943	(86,617)
Operating expenses		
General and administrative	965,032	1,012,613
Sales and marketing	153,317	20,237
Research and development	16,517	
Total operating expenses	1,134,866	1,032,850
Operating income/(loss)	(1,119,923)	(1,119,467)
Interest expense	86,290	47,731
Other loss/(income)	(154,836)	-
Income/(Loss) before provision for income taxes	(1,051,377)	(1,167,198)
Provision/(Benefit) for income taxes	-	-
Net income/(Net Loss)	**$ (1,051,377)**	**$ (1,167,198)**

See accompanying notes to financial statements.

BEERMKR INC.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

		Common Stock						
		Class A		Class B				
(in thousands, $US)	Members' Equity	Issued	Value	Issued	Value	Additional Paid-in Capital	Retained Earnings	Total Shreholders' Equity
Balance—December 31, 2019	**$ 228,219**	**$ -**	**$ -**	**$ -**	**$ -**	**$ -**	**$ -**	**$ 228,219**
Contribution	1,459,997	-	-	-	-	-	-	1,459,997
Net loss	(1,165,198)	-	-	-	-	-	-	(1,165,198)
Balance - December 31, 2020	**$ 523,018**	**$ -**	**$ -**	**$ -**	**$ -**	**$ -**	**$ -**	**$ 523,018**
Conversion of Members' Equity to Class A Common Stock	(523,018)	2,006,637	201	-	-	2,606,570	(2,083,753)	-
Issuance of Class B Common Stock	-	-	-	50,340	5	389,659	-	389,664
Net loss	-	-	-	-	-	-	(1,051,294)	(1,051,294)
Balance December 31, 2021	**$ -**	**2,006,637**	**$ 201**	**50,340**	**$ 5**	**$ 2,996,229**	**$ (3,135,047)**	**$ (138,612)**

BEERMKR INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,	2021	2020
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$ (1,051,294)	$ (1,165,198)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Depreciation of property	132,601	171,643
Forgiveness of debt	(150,803)	-
Changes in operating assets and liabilities:		
Inventories	148,414	143,556
Other current liabilities	53,292	(420,908)
Accounts payable	(1)	(122,666)
Accrued interest	68,815	-
Credit card	3,641	945
Net cash provided/(used) by operating activities	**(795,335)**	**(1,392,627)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of property and equipment	(18,644)	(100,007)
Sales of property and equipment	-	-
Sales of intangible asset	-	-
	(18,644)	**(100,007)**
CASH FLOW FROM FINANCING ACTIVITIES		
Line of Credit	57,210	(24,194)
Borrowing on loans	582,704	240,044
Repayments of loans	(138,629)	(199,371)
Distribution	-	-
Contribution	389,741	1,459,999
Net cash provided/(used) by financing activities	**891,026**	**1,476,478**
Change in cash	77,047	(16,156)
Cash—beginning of year	14,967	31,123
Cash—end of year	**$ 92,014**	**$ 14,967**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$ 17,476	$ 47,731
Cash paid during the year for income taxes	$ -	$ -
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of property and equipment not yet paid for	$ -	$ -
Conversion of debt into equity	$ -	$ -

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

BeerMKR Inc. was originally formed as Beer MKR LLC on September, 2017, in the state of Colorado. On April 7, 2021, the BeerMKR LLC converted from a Colorado limited liability corporation to a Delaware corporation as BeerMKR, Inc. The financial statements of BeerMKR Inc (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Boulder, Colorado.

At BeerMKR, we make beer brewing devices for consumers, homebrew hobbyists, and craft beer brewers. Our company was founded in 2013 and began selling our first product, the BrewJacket Immersion, in 2015. We have released numerous product updates to the Immersion product in 2016 and 2017. In 2020 we began shipping the BEERMKR product, which is a countertop beer brewing device that allows anyone to make beer. Along with the BEERMKR hardware, we also sell ingredient kits that allow the BEERMKR to produce a 12-pack of finished craft beer.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to raw materials, barrels, ingredients, and finished goods which are determined using an average method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Machinery and equipment	5 years
Furniture and fixtures	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

As of April 7, 2021, the Company is taxed as a C Corporation. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken, or expected to be taken, in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Prior to April 7, 2021, the company was taxed as a Limited Liability Company (LLC). Under these provisions, the Company did not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed all its tax returns from inception through December 31, 2020 and is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing, and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements:

1) Identify the contract with a customer
2) Identify the performance obligations in the contract
3) Determine the transaction price
4) Allocate the transaction price to performance obligations in the contract; and
5) Recognize revenue as the performance obligation is satisfied.

Income is principally comprised of revenues earned by the Company as part of the sale of its beer brewing products.

Cost of sales

Costs of goods sold include the cost of Freight & delivery, MKR KIT COGS, and fermenters.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2021, and December 31, 2020, amounted to $152,533 and $20,237, respectively, which is included in sales and marketing expenses.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through July 4, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INVENTORY

Inventory consists of the following items:

As of Year Ended December 31,	2021	2020
Finished Goods	$ -	$ -
Raw Materials	252,112.00	400,526
Total Inventories	**$ 252,112**	**$ 400,526**

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables and accounts payable consist primarily of trade payables.

Other current liabilities consist of the following items:

As of Year Ended December 31,	2021	2020
Payroll Liability	$ 66,060	12,768
Total Other Current Liabilities	**$ 66,060**	**$ 12,768**

5. PROPERTY AND EQUIPMENT

As of December 31, 2021, and December 31, 2020, property and equipment consists of:

As of Year Ended December 31,	2021	2020
Furniture and Equipment at cost	$ 686,739	$ 668,095
Accumulated depreciation	(351,320)	(218,637)
Property and Equipment, Net	**$ 335,419**	**$ 449,459**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2021, and 2020 were in the amount of $132,684, and $171,683, respectively.

6. SHAREHOLDERS' EQUITY

On April 7, 2021, the Company converted from a Colorado limited liability company to a Delaware corporation. In connection with the change in corporate formation, the company is authorized to issue 2,150,000 Common Stock shares with at par value of $0.0001. 2,030,717 shares are designated as Class A Common Stock and 119,238 shares are designated as Class B Common Stock. As of December 31, 2021, and December 31, 2020, 2,006,637, and 0 Class A Common Stock shares and 50,340, and 0 of Class B Common Stock shares, respectively, have been issued and are outstanding.

7. DEBT

SBA PPP Loans

On April 19, 2020, the Company received a PPP loan from the US Small Business Administration through Cross River Bank in the amount of $66,629. The loan has an interest rate of 1% per annum. As of December 31, 2021, and 2020, the outstanding balances are $0 and $66,629, respectively. The principle and any accrued interest were forgiven in September 2021.

On February 24, 2021, the Company received a second PPP loan from the US Small Business Administration through Cross River Bank in the amount of $84,714. The loan has an interest rate of 1% per annum. As of December 31, 2021, and 2020, the outstanding balances are $0. The principle and any accrued interest were forgiven in September 2021.

Fundbox Capital

On December 19, 2019, the Company received a loan from Fundbox Capital in the amount of $60,500 with a monthly payment in the amount of $2,521 and loan was paid off on June 10, 2020.

On July 31, 2020, the Company received a second loan from Fundbox Capital in the amount of $60,500 with a monthly payment in the amount of $2,699 and the loan was paid off on March 4, 2021.

On April 9, 2021, the Company received a third loan from Fundbox Capital in the amount of $60,500 with a monthly payment in the amount of $2,806 and the loan was paid off on September 30, 2021.

On November 2, 2021, the Company received a third loan from Fundbox Capital in the amount of $30,000 with a monthly payment in the amount of $1,391.

The loan is classified as short-term. As of December 31, 2021, and 2020 the outstanding balances are $12,033 and $12,934, respectively.

Kabbage Capital

On December 25, 2019, the Company received an auto loan in the amount of $77,800. The total repayment amount of the loan is $98,806 and the loan matured on June 25, 2021. As of December 31, 2021, and 2020, the loan had a balance of $0 and $38,377, respectively out of which $0 and $38,377 is classified as current portion. The loan was paid off on July 2, 2021.

Sage V Foods Payable

On December 21, 2020, the Company received a loan from its shareholder in the amount of $150,000 with an interest rate of 15% per annum and the loan has no maturity date. As of December 31, 2021, and 2020, the outstanding balance of the loan is $150,000. The loan has been classified as non-current.

On January 13, 2021, the Company received a second loan from its shareholder in the amount of $401,350 with an interest rate of 8% per annum and the loan has no maturity date. This loan is secured by 1,200 completed BEERMKR units and 1,500 completed BEERTAP units that are stored in warehouses in Riverside California and Beltsville Maryland. Payment on the loan, plus interest is triggered by the sale of the secured inventory and are based on the number of secured inventory units sold. This loan has been classified as non-current.

The following is the break-out of the outstanding balances for each instrument as of December 31, 2021, and December 31, 2020.

As of December 31,		2021			2020		
	Origination	Current Portion	Non-Current Portion	Total	Current Portion	Non-Current Portion	Total
SBA PPP Loan 1	4/19/2020	-	-	-	66,629	-	66,629
Fundbox Capital	Various	12,033	-	12,033	12,934	-	12,934
Kabbage Capital	12/25/2019	-	-	-	38,376	-	38,376
Sage V Foods Loan 1	12/21/2020	-	150,000	150,000			
Sage V Foods Loan 2	12/21/2020	-	401,350	401,350	-	150,000	150,000
Accrued Interest not currently due, reported as non-current portion of loans			68,815	68,815	-	-	-
Total Forward Financing		**$ 12,033**	**$ 620,165**	**$ 632,198**	**$ 117,940**	**$ 150,000**	**$ 267,940**

Line of Credit

The Company entered into Line of Credit agreement with Wells Fargo during fiscal year 2018 with a credit facility size of $99,300. The annual interest rate is 11.5%. This loan was paid off in April 2021. The total outstanding balance as of December 31, 2021, and December 31, 2020, was $0 and $32,162, respectively.

8. RELATED PARTY

Sage V Foods Payable

On December 21, 2020, the Company received a loan from its shareholder in the amount of $150,000 with interest rate of 15% per annum and the loan has no maturity date. As of December 31, 2021, and 2020, the outstanding balance of the loan is $150,000. The loan has been classified as non-current.

On January 13, 2021, the Company received a loan from its shareholder in the amount of $401,350 with interest rate of 8% per annum and the loan has no maturity date. This loan is secured by 1,200 completed BEERMKR units and 1,500 completed BEERTAP units that stored in warehouses in Riverside California and Beltsville Maryland. Payment on the loan, plus interest is triggered by the sale of the secured inventory and are based on the number of secured inventory units sold. This loan has been classified as non-current.

9. COMMITMENTS AND CONTINGENIES

Operating Leases

The Company enters various operating leases for facilities. The aggregate minimum annual lease payments under operating leases in effect on December 31, 2021, are as follows:

As of Year Ended December 31, 2021		
2022	$	14,123
2022		-
2023		-
2024		-
2025		-
Thereafter		-
Total future minimum operating lease payments	**$**	**14,123**

Rent expenses were in the amount of $57,208 and $66,440 as of December 31, 2021, and December 31, 2020, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10. INCOME TAXES

The provision for income taxes for the year ended December 31, 2021, and December 31, 2020, consists of the following:

As of December 31,		2021		2020
Net operating loss	$	(197,974)	$	-
Valuation allowance		197,974		-
Net provision for income taxes	$	-	$	-

Significant components of the Company's deferred tax assets and liabilities as of December 31, 2021, and December 31, 2020, are as follows:

As of December 31,	2021	2020
Net operating loss	$ (197,974)	$ -
Valuation Allowance	197,974	-
Total deferred tax asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2021, and December 31, 2020. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2021, the Company had federal cumulative net operating loss ("NOL") carryforwards of $744,850, and the Company had state net operating loss ("NOL") carryforwards of approximately $744,850. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2021, and 2020, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2021, and December 31, 2020, the Company had no accrued interest and penalties related to uncertain tax positions.

11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021, through July 4, 2022, which is the date the financial statements were available to be issued.

On April 21, 2022, the Company renewed its operating lease for a term of twelve months with minimum monthly lease payments of $3220.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

12. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $1,057,377, an operating cash flow loss of $795,335, and liquid assets in cash of $92,014, which less than a year's worth of cash reserves as of December 31, 2021. These factors normally raise doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

BEERMKR Inc

Craft Beer. Made Easy.


BEERMKR
MAKES BEER
BEERMKR

Website · Boulder, CO · FOOD & BEVERAGE

BEERMKR is planning to be the next big thing in beer! BEERKMKR created an automated countertop craft beer brewing system to make home brewing accessible to everyone. The fully contained brewery means that there's less mess and less steps to making your own beer. All you need is a wifi connection to get brewing. The team is a dynamic group of innovative engineers on a mission to create a global community of beer brewers. The team has also created the BREWJACKET and MKRKITs.

$0.00 raised

$457,661 previously crowdfunded

0 Investors	$12.3M Valuation
$5.98 Price per Share	$197.34 Min. Investment
Common Shares Offered	Equity Offering Type
$2.5M Offering Max	Days Left

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Reasons to Invest

- Nearly $1M in sales in 2021
- Strong recurring revenue for each active BEERMKR: $130 in 2021
- We believe we are ready to disrupt the $100 Billion US domestic beer market (source)

OVERVIEW

Craft Beer. Made Easy.

BEERMKR is one of the first all-in-one craft beer making machines. It is fully customizable, and makes a 12-pack of quality craft beer in a week's time. While the traditional homebrewing process can take over 12 hours of work, BEERMKR cuts this down to just 5 minutes and clean-up is easy; just use your dishwasher. BEERMKR is a tool which can be used by both first time brewers as well as professional brewmasters.


BEERMKR
MAKES BEER
BEERMKR
BEERMKR is one of the first automatic beer-brewing machines that anyone can use.
It makes over a gallon of craft beer in a week's time.

THE PROBLEM

Homebrewing is complicated.

Homebrewing is:

- Time-consuming
- Difficult to learn
- Expensive
- Messy
- Overwhelming & intimidating
- Often makes bad beer


WHY DON'T ALL BEER LOVERS BREW?
BECAUSE BREWING BEER
IS HARD

THE SOLUTION

An all-in-one homebrewing machine

BEERMKR makes homebrewing fun and easy. It captures the essence of brewing: exploring ingredients and recipes, while it takes care of all the grunt work. The BEERMKR system brews, ferments, carbonates, and serves beer. It takes just 5 minutes to set up a brew and the BEERMKR does the rest.


TURN BEER
LOVERS INTO
BEERMKRS

The patent-pending design of BEERMKR includes a multitude of sensors, solid state heat exchange technology, and innovations in hops that allow for a speedy brewing experience. This technological advancement in brewing has enabled complete beginners to experience the joy of brewing without compromising high quality craft beer results.


TEMPERATURE SENSOR
PRESSURE SENSOR
THERMOELECTRIC HEAT EXCHANGE ASSEMBLY
HEATING ELEMENT
CIRCUIT BOARD

It has given an advanced toolset to experienced brewers like BEERMKR owner Christian Chandler who won a gold medal at the National Homebrewing Competition with a beer he brewed on his BEERMKR. He was able to easily iterate on his recipe until he perfected it. Check out the video we made about that!


BEERMKR beer wins gold at National Homebrew Com...
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NATIONAL
HOMEBREW
COMPETITION
GOLD MEDAL
Watch on YouTube

*These testimonials may not be representative of the experience of other customers and is not a guarantee of future performance or success.

It has also enabled commercial breweries to get a powerful pilot batch machine that saves employee time and resources and costs a small fraction of a traditional pilot brewing system.


DISPOSABLE
BEERBAG =
NO CLEAN UP

SAY NO TO

- Cleaning and sanitizing
- Wasted weekends
- Basements and garages
- Expensive setups
- Complexity
- **Bad beer**

SAY YES TO AWESOME BEER EVERY TIME

THE MARKET

The beer market is a $100 billion industry primed for disruption (source)


AS EASY AS BREWING A CUP OF COFFEE
COFFEE
$85B Domestic Coffee Market
206 Million Regular Coffee Drinkers
163 Million at Home Coffee Brewers
BEER
$100B Domestic Beer Market
105 Million Craft Beer Lovers
BEERMKR bridges this gap
1 Million Active Homebrewers

(source, source, source, source, source & source)

The markets for Coffee and Beer in the USA are similar in size, $85b and $100b respectively. A major difference however is three quarters of all coffee drinkers prepare their coffee at home, while only 1% of craft beer lovers do the same (source). BEERMKR's opportunity is to expand this massive gap by enabling high quality beer at home, easily.


HIGH LEVEL MARKET SIZE
People who drink beer once a month in the U.S
131 MILLION
Craft beer drinkers
105 MILLION
39M weekly craft drinkers + 7M lapsed brewers
46 MILLION
7M
Total Targeted Population
25 MILLION
weekly craft drinkers + lapsed brewers earing >50K

(source & source)

OUR TRACTION

Nearly $1M in sales in 2021

BEERMKR Sales Increase While CAC Drops


BEERMKRs
2021 Holiday Sales Push
SHARKTANK
$100k
$80k
$60k
$40k
$20k
$0k
J F M A M J J A S O N D
2021


Customer Aquisition Cost (CAC)
$300
$250
$200
$150
$100
$0k
J F M A M J J A S O N D
2021

In 2018 we launched a Kickstarter Campaign that raised nearly $400,000 dollars. We shipped our first BEERMKR in the fall of 2020, and went on to sell another 1,000+ BEERMKRs and 15,000+ MKRKITs in 2021 resulting in nearly $1M in sales in sales in BEERMKR's first year of operations.

Follow On Sales Per Active BEERMKR is $130

Average Brews Per Machine Over Time


2.2
4.0
5.6
6.6
8.4
1
3
6
9
12
Months of Ownership

Frequency of Batches of Active


Brewers
Occasional Brewers
<1 batches/month
Super Brewers
2+ batches/month
19%
21%
18%
Monthly Brewers
1 batches/month
42%
Steady Brewers
1-2 batches/month

Follow on sales have been equally strong. Each active BEERMKR saw an average of $130 in MKRKIT sales in 2021. Our machine level data shows this use trend continuing, indicating promising results in years to come.

Customer response has been tremendous. With overwhelmingly positive reviews and over 200,000 beers brewed in BEERMKR machines to date, customers are loving their BEERMKRs.


BEERMKR
200,000
BEERS BREWED

*These testimonials may not be representative of the experience of other customers and is not a guarantee of future performance or success.

We even aired on Shark Tank on May 7th, 2021, getting the word out to millions of beer lovers across the USA!


BEERMKR
BEERMKR
FERMENTING
SERVING
FEATURED ON
SHARKTANK
FRIDAY MAY 7th 2021

HOW TO USE BEERMRK

Here is how BEERMKR works:


Verify to continue
I'm not a robot
reCAPTCHA
Privacy - Terms

WHAT WE MAKE

Hardware, MKRKITs, and the BEERMKR App


What We Make
BEERMKR + BEERTAP
MKRKITS
BEERMKR APP

The BEERMKR platform is comprised of the BEERMKR + BEERTAP brewing hardware, the MKRKIT consumables, and the BEERMKR App, which acts as the main customer interface. BEERMKR + BEERTAP retail for $649 on a $392 landed cost to Los Angeles. MKRKITs range from $17-$24 with a delivered cost ranging from $12-$18. The app provides machine setup and management, brewing setup and monitoring, articles and learning, and a robust store where customers can purchase MKRKITs, loose ingredients for customization, and accessories.

BEERTAP gives you carbonated beer, right out of your fridge. When your beer is complete, move the bag of clean finished beer out of your BEERMKR and into your BEERTAP. An included CO2 cartridge carbonates the beer and allows you to serve up fresh pints or fill growlers to go directly from your refrigerator.


BEERTAP

BEERMKR and BEERTAP have provided a solution for the issues of oxidation and exposure to bacteria and contaminants that plague traditional homebrewing. Our beer never leaves the original bag where it was brewed, eliminating these common homebrewing issues that regularly ruin otherwise great homebrew.



MKRKITs come with pre-portioned packs of real brewing ingredients. Our MKRKITs include everything you need to make a 12-pack of quality craft beer. They come in a variety of popular styles, including IPAs, Stouts, Pale Ales, Lagers, and more. Use one for an easy, delicious beer, or start to customize and add your own ingredients. We're regularly launching new Kits, and are partnering with breweries for new recipes and added exposure.

SteamHops, an ingredient we manufacture, go through a proprietary steam process that converts their acids into bitters while at the same time adjusting their oils to match what you would expect during a traditional boil process. That means we can match the isomerization of 10, 20, 30, 60 minute boils without putting the wort through a boil, dramatically simplifying the brewing process.

We pack and ship our MKRKITs in Boulder, CO, and ship them directly to a brewer's door. By eliminating shipping of heavy water, glass, and aluminum all over the country, we have provided quality beer at a competitive price.




GRAINS
HOPS
YEAST

How does BEERMKR compare to other at-home beer creation methods?


How Does BEERMKR Compare to Traditional Homebre...
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VERSUS
TRADITIONAL
EBREWING
BEERMKR
Watch on YouTube

BEERMKR has tremendous ease of use advantages over traditional homebrewing. BEERMKR also handedly wins against the major competitors in the brewing appliance space, namely Mr. Beer, LG Homebrew, and the BeerDroid + BeerFlo. All of these systems use extracts, where BEERMKR uses the same grains, hops, and yeast used by craft breweries. Limiting the brewing ingredients to extracts results in simple, inflexible recipes, as well as adding a syrupy taste which is rarely found in freshly brewed commercial craft beer.

BeerMKR vs ROBO-Brewers

	BeerMKR+ Beertap	Other Company 1	Other Company 2
Size Of Batch	12 Beers	21 Beers	14 Beers
Time From Grain To Glass	6-14 Days	14+ Days	14+ Days
User Time Required	10 Min	2-4 Hours	?
Automated	Y	-	Y
Fermentation Temp Control	Y	-	Y
CO2 Carbination Included	Y	-	Y
No Cleaning Cycles Required	Y	-	-
No Contamination Risk	Y	-	Y
Repeatable Results	Y	-	?
Customize Recipes	Y	-	-
Tradition Ingredients	Y	-	-
Beer Kits Cost For A $7 IPA ($/Beer)	$1.41/Beer	$1.90/Beer	$2.50/Beer
Cost (Brewer + Dispenser)	$649	$50	$1800

(source)

WHY INVEST

Disrupt the beer industry through homebrewing

BEERMKR is a game changing device that can enable a new generation of homebrewing. While the beer market is gigantic, brewing beer yourself is fraught with roadblocks and pain points. BEERMKR eliminates these problems with our automated brewing machine, allowing anyone to make commercial quality beer. We are the right team, with the right product, at the right time, we believe we can expand and explode the brew-at-home space.


BEERMKR makes beer
BEERMKR
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BEERMKR
Watch on YouTube

April 2017



BEERMKR Development Begins

The team begins full time work on BEERMKR

October 2018

Kickstarter Campaign

$398,276 raised and over 1,000 BEERMKRs sold

October 2019



Manufacturing Begins

Batch #1 enters manufacturing

COVID Delays



COVID Delay

COVID delayed our launch by 9 months

November 2020



BEERMKR Begins Shipping

Batch #1 shipped to Kickstarter backers

May 2021



Shark Tank

Aaron and Brett pitch the Sharks

November 2021

Reg CF 1 Ends

We raised $457,661 in our first Reg CF campaign!

March 2022


BEERMKR
200,000
BEERS BREWED

200,000 Beers Brewed

BEERMKR brewers make over 200,000 beers on their machines!

In the Press

SHARK TANK

THE SPOON



SHOW MORE

Meet Our Team



Aaron Walls

CEO & Director

Cornell MBA, Senior Economist at PKF-HR, previous startup founder. Full time at BEERMKR Inc.



Matthew Goff

CTO & Director

Cornell PhD Biomedical Engineering, Mechanical Engineer at Sandia National Labs. Full time at BEERMKR Inc.



Evgeniy Tkachenko

Founder

Case Western Reserve University MEng, Cornell University post-graduate research. NASA Engineer, Oil and Gas Engineering at Schlumberger. Full time at Altius Space Machines, part time at BEERMKR Inc.



Brett Vegas

CMO & Director

Cornell MBA, CPG Marketing at WhiteWave Foods and Colgate/Palmolive. Full time at Sage V Foods. Part time at BEERMKR Inc.



Victor (Pete) Vegas

Advisor & Chairman of the Board of Directors

Pete Vegas is the President of Sage V Foods, a large white label producer of food products. He received his MBA from Harvard University and has grown Sage V Foods into one of the largest producers of rice products in the USA. Full time at Sage V Foods, investor/advisor to BEERMKR Inc.



Eric Mazula

Secretary

Eric Mazula is the CFO and Controller of Sage V Foods. Eric is a CPA and has worked at Earnst & Young as a senior accountant before joining Sage. Full time at Sage V Foods, Sage V Ventures board represenative at BEERMKR Inc.

Offering Summary

Company :	BEERMKR Inc.
Corporate Address :	4949 Broadway St, Unit 110, Boulder, CO 80304
Offering Minimum :	$9,998.56
Offering Maximum :	$2,499,980.86
Minimum Investment Amount (per investor) :	$197.34

Terms

Offering Type	: Equity
Security Name	: Class B Common Stock
Minimum Number of Shares Offered	: 1,672
Maximum Number of Shares Offered	: 418,057
Price per Share	: $5.98
Pre-Money Valuation	: $12,300,722.46

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Audience-Based:

10% bonus shares for existing customers and previous investors.

Time-Based:

Friends and Family Early Birds

Invest within the first 72 hours and receive 15% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive 10% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive 5% bonus shares.

Amount-Based:

$500+ | Tier 1

Invest $500+ and receive a $50 Gift Card (Equivalent to 2-3 Free MKRKITs or a Swag Pack)

$1,000+ | Tier 2

Invest $1,000+ and receive a $100 Gift Card (Equivalent to 5-6 Free MKRKITs).

$2,500+ | Tier 3

Invest $2,500+ and receive a $300 Gift Card (Equivalent to 16-18 Free MKRKITs, or ½ of a BEERMKR).

$5,000+ Tier 4

Invest $5,000+ and receive a $650 Gift Card or Free BEERMKR (Equivalent to 35-40 MKRKITs or a free BEERMKR) +3% bonus shares.

$10,000+ | Tier 5

Invest $10,000+ and receive a $650 Gift Card or Free BEERMKR (Equivalent to 35-40 MKRKITs or a free BEERMKR) +6% bonus shares.

$25,000+ | Tier 6

Invest $25,000+ and receive a $650 Gift Card or Free BEERMKR (Equivalent to 35-40 MKRKITs or a free BEERMKR) +9% bonus shares.

**All perks occur when the offering is completed.*

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

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IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

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1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Video #1 - Main Campaign Video

Over the last decade, we've seen a number of established industries totally disrupted by innovative direct to consumer companies, looking to cut out middlemen, and put the control into the hands of consumers where it belongs.

Industries like eyeglasses, shaving products, at-home coffee machines, workout equipment, and that's just to name a few.

BEERMKR is the next big innovation, poised and ready to disrupt BIG BEER, which is sized at over $100 Billion dollar beer in US and $600 Billion worldwide.

BEERMKR is the first all in one craft beer making machine that anyone to use. It's brews beer the right way, using real grains, hops, and yeast, just like your local craft brewery. It makes a 12-pack of delicious craft beer in a little over a week's time.

Brewing beer is a complicated and delicate process, that even craft breweries struggle with. Brewing great beer at home is even harder. It takes tons of time, equipment, and hours of time to make even drinkable beer. That's why every year, thousands of brewers give up.

Simply put, BEERMKR makes brewing easy without taking out the "craft". Setting up a brew takes just minutes; follow along the instructions on the BEERMKR app, add your ingredients at the necessary steps, and hit go. BEERMKR handles the rest. Use one of our many MKRKITs with pre-portioned ingredients, or build your own from scratch. BEERMKR gives you full control over your beer.

BEERMKR's temperature and pressure sensors allow us to fully automate the brewing and fermentation process. Our sterile BrewBags mean no cleaning and sanitizing or risk of infection. And its innovative 3-tier system means you don't have to transfer the beer which eliminates the possibility of exposure to oxygen and other contaminants.

In 2018, we launched a Kickstarter Campaign that raised $400K. Despite trade wars with China, Covid-19, and disruptions to the global supply chain, we were able to deliver over a thousand units to our Kickstarter backers in December of 2020. Our backers have been critical partners in helping us fine-tune the product and the app, and this year we have sold hundreds more with virtually no marketing spend.

And brewers around the country are loving it! We've been blown away by the positive response. We have folks all over the country who have never brewed a beer in their life making and sharing with friends and family for the first time. We have seasoned pros using BEERMKR as a test batch machine, and doing some wild experiments!

The product is in great shape, and we're ready to start scaling up.

We've got a strong cross-functional team in place with expertise in engineering, marketing, food manufacturing. But most importantly, we have a passion for beer.

And we're not alone. This machine has the potential to take millions of beer lovers around the world, and turn them into beer makers. By limiting the time, complexity, and risk of at-home brewing, BEERMKR can push brewing further than ever before.

Ultimately, we are creating a global community of beer lovers who can brew, learn, and share beer with each other. Join us on that journey.

Video #2 - The Solution Section (Gold Medal)

I've been brewing since 2008, I started on a Mr. Beer kit like a lot of homebrewers do. My dad actually bought it for me and I brewed like crazy on that, I was living in California at the time, moved to Arizona. I didn't really have a homebrew club in California where I lived so I joined the Arizona Society of Homebrewers and they gave us lots of talks about brewing and processes and I really decided I wanted to get into homebrewing so I started on my kitchen stove with a brew in a bag.

I learned the process and I decided to take that up another level and started investing in equipment and going through the process there and doing 5 gallon batches and progressed up into getting different systems out there and really learning the process down to the point where I wanted to start entering competitions.

So what brewing competition did I enter? This is definitely nationals, this is the big one. I have been trying for years to win this competition. I think 2015 was my first entry into this. There were 165 people entered into this category, which is not top 5 I don't think, but it's pretty dang close but it's probably top 10 of the 40 or so categories that they have, so to not only win a medal but to win gold, I was still in awe and shock. It took a while for that cloud over my head to dissipate because I couldn't believe it, it was surreal.

What category and why? Well it's a porter, I brewed a porter. How did it taste? I mean, it definitely tasted like what I was looking for. But to be more specific, it's robust but still sweet. It really reminded me of the first time I had a Founders Porter. I had porters in the past, but none really stood out, but I had one and it really stood out and that's what this beer reminded me of.

I've done everything from a Mr. Beer kit all the way up to a nice Grainfather, and now with the BEERMKR I am able to really just tweak things on the fly, go through it, and once I finally dialed that recipe and it's something that I want to brew a lot of, it's something I can ramp up to my Grandfather.

Video #3 - The Market (How BEERMKR Works)

Brewing beer on BEERMKR is extremely easy. Open the app, choose the MKRKIT you want to brew or create your own recipe. Add your grains. Top up with water. Press the button on the front of the machine. Your beer is now brewing. This process will take a few hours. I just got a notification that the brew is done. It's time to pitch yeast. Pull the grains and we'll add our yeast and hops. BEERMKR uses both steam hops and pellet hops so you'll never run out of options. Your beer is now fermenting. It will hold to a very strict temperature profile dictated by your recipe. If you are using dry hops, or chocolate, or coffee, you'll get a notification to add those in the next couple of days. I just got a notification that my beer is done. It's time to move it into the beertap. Screw in CO2 and put it in the fridge. Over the next 24 hours your beer will carbonate. Some styles require more time to reach their prime flavor development. Cheers.

<u>Video #4 - What We Make (BEERMKR vs Competitors)</u>

0:00 beer maker is an innovative new machine 0:02 that lets anyone regardless of their 0:03 experience 0:04 brew delicious craft beer right in their 0:06 own home 0:07 i'm going to walk you through the major 0:08 steps in traditional home brewing and 0:10 how beer maker has dramatically 0:12 simplified this complex process 0:15 ingredients so this is where beer maker 0:18 is about as traditional as it gets 0:20 we use the same grains hops and yeast 0:22 that your local craft brewery uses 0:24 we pack them into maker kits which come 0:26 with the ingredients pre-portioned and 0:28 ready to brew 0:29 so all you need to do is add them at the 0:31 right step 0:32 maker kits come in a wide variety of 0:34 styles and the list of kits is growing 0:36 every month or if you're already a 0:39 seasoned pro 0:40 you can simply use your own ingredients 0:42 the first step in making 0:44 beer is mashing grains to create water 0:46 which is just 0:47 unfermented beer in a step the grains 0:50 are added to water 0:51 heat it's about 150 degrees and then the 0:53 temperature 0:54 activates enzymes in the grains to 0:56 convert their starches into fermentable 0:58 sugars 0:59 in traditional home brewing this is 1:00 accomplished using big pots with false 1:03 bottoms 1:04 coolers with pumps or simply a big nylon 1:06 bag 1:07 filled with grain and placed in a pot 1:09 all of these methods require 1:11 strict temperature control to produce 1:13 the correct work 1:14 with beer maker just add your grains to 1:16 the brew tub 1:17 fill the machine with water and hit 1:19 start beer maker will automatically 1:21 bring the machine 1:22 up to the correct temperatures then cool 1:24 down when it's time to pitch 1:26 the yeast fermentation is perhaps the 1:28 most important step in the beer making 1:30 process 1:30 it's where beer gets much of its unique 1:32 characteristics like the clove phenolics 1:35 of belgian beers or the banana esters of 1:37 german hefeweizens 1:39 or the tart fruity notes of an english 1:41 ale yeast are added or 1:43 pitched in the wart and as they come 1:45 alive they digest those fermentable 1:47 sugars to produce alcohol 1:49 in order to make great beer this process 1:51 needs accurate temperature control and 1:53 adherence to strict cleaning and 1:55 sanitizing practices 1:57 most home brewers use five gallon 1:59 carboys and either let the season 2:01 or the area of their home or garage 2:03 dictate the fermentation temperature 2:05 or they use some sort of temperature 2:07 control system because without 2:09 temperature control 2:10 your beer will be entirely unpredictable 2:13 it could turn out great 2:14 if you happen to ferment an english ale 2:16 in a 65 degree basement 2:18 or poorly if you try to make a german 2:20 lager in your garage in the dead of 2:22 summer 2:23 so depending on beer fermentation can 2:25 take anywhere between one and four weeks 2:28 and beer maker on the other hand has 2:31 fermentation temperature control 2:32 built right in that allows you to 2:34 produce consistent 2:36 excellent beer of any style including 2:38 cold fermenting lagers 2:40 warm fermenting ales and everything in 2:42 between 2:43 it does this with an electric cooling 2:45 system in real time temperature and 2:47 pressure feedback 2:48 allowing the environment to change in 2:50 real time based on the needs of the 2:52 yeast 2:53 in practice beer maker will see yeast 2:56 begin fermenting 2:57 hold at the right temperature for 2:58 primary fermentation then as they slow 3:01 down 3:01 it will gently ease the yeast up in 3:03 temperature for their rest 3:05 this active yeast management both speeds 3:08 up the overall fermentation time 3:10 while maximizing yeast flavor profile 3:12 development 3:13 or simply put this means you get 3:15 consistently great beer 3:17 in as little as five days without any of 3:19 the off flavors that result from poor 3:22 or no temperature control now that your 3:24 beer is fermented 3:25 you're going to want to carbonate it and 3:27 serve it there are a few ways to go 3:28 about this 3:29 lots of home brewers do it the 3:31 old-fashioned way by bottling and using 3:33 priming sugars which adds another two 3:35 weeks to the process 3:36 lots of experienced brewers use kegs and 3:39 co2 to force carbonate 3:40 which is much faster in process both of 3:44 these methods require brewers to 3:45 transfer 3:46 the beer from one vessel to another 3:48 which means you need to thoroughly clean 3:49 and sanitize 3:50 everything to make sure you don't 3:52 contaminate your beer 3:54 with beer maker there's no risk of 3:56 contamination 3:57 because the beer never leaves the beer 3:59 bag just transfer it over to the beer 4:01 tap 4:01 screw in the provided co2 cartridge 4:04 place the tap in the fridge 4:05 and you'll be drinking cold carbonated 4:07 beer in the next day or two 4:09 so for cleaning yeah ask any home brewer 4:12 and they'll tell you that 4:13 most of their home brewing time is spent 4:15 cleaning 4:16 and sanitizing this step is incredibly 4:19 important for a successful group 4:21 but honestly it's kind of a drag with 4:24 beer maker because the beard never 4:26 leaves the enclosed system 4:27 there's no need to clean and sanitize 4:30 tubes 4:31 carboys and bottles just drop the parts 4:33 in the dishwasher 4:34 and you're ready for your next brew here 4:36 at beer maker we want to make brewing 4:38 easy enough for anyone to do whether 4:41 you're new to brewing or 4:42 seasoned pro beer maker has the controls 4:45 and the technology to help 4:46 you make great beer

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.